FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
GRIFFITH, ROBERT H., JR. (Last) (First) (Middle)	**Irwin Financial Corporation (IFC)**	____ Director ____ 10% owner **X** Officer (give title below) ____ Other (Specify below)
500 Washington Street (Street)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for (Month/Day/Year) **4/28/03**	**TITLE: PRESIDENT OF SUBSIDIARY**
Columbus, IN 47201 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ____ Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK								2,749 (2)	D	
COMMON STOCK								7,791 (3)	I	BY 401(k)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	$22.46000	4/24/03		A		11,600		(1)	4/24/13	COMMON STOCK	11,600		11,600	D	

Explanation of Responses: **See continuation page(s) for footnotes**

/S/ ELLEN Z. MUFSON   4/25/03

_____   _____

**Signature of Reporting Person   Date
BY: ELLEN Z. MUFSON, ATTORNEY IN FACT
FOR: ROBERT H. GRIFFITH, JR.

FORM 4 (continued)

GRIFFITH, ROBERT H., JR.   Irwin Financial Corporation (IFC)
500 Washington Street   4/28/2003
Columbus IN 47201

FOOTNOTES:

(1) The Plan provides for phased in vesting or rights to exercise granted stock options. In the year of the grant, optionee may exercise 25% of total options granted. In each of the three years immediately following the year of the grant optionee may exercise an additional 25% of the options granted. Grant of option was made to reporting person in transaction exempt under Rule 16b-3.

(2) Between 1/1/03 and 3/31/03, the reporting person acquired 8 shares of Irwin Financial Corporation common stock under the Irwin Financial Corporation Dividend and Common Stock Purchase Plan. The information in this report is as of 3/31/03. The Plan provides for the purchase of fractional shares. The number reported is the nearest whole number.

Between 1/1/03 and 3/31/03, the reporting person acquired 2 shares of Irwin Financial Corporation common stock under the Irwin Financial Corporation Employees' Stock Purchase Plan. The information in this report is as of 3/31/03. The Plan provides for the purchase of fractional shares. The number reported is the nearest whole number.

(3) Includes 26 additional shares acquired through participation in the Irwin Financial Corporation Employees' Savings Plan (401k Plan). Shares noted are as of 4/21/03. The number reported is the nearest whole number of shares.